December 20, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	The Navigators Group, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2011

Dear Mr. Rosenberg:

This letter is in response to the Division of Corporation Finance’s comment letter dated December 12, 2012 (“Comment Letter”). The Company hereby acknowledged receipt of the Comment Letter. Per my telephone conversation on December 20, 2012 with Ms. Lisa Vanjoske, this will confirm that the Company will be providing its response to the Comment Letter on or before January 11, 2013.

If you have any questions in the interim, please contact me at (914) 933-6086.

Respectfully submitted,

The Navigators Group, Inc.

By:	/s/ Bruce J. Byrnes
Name:	Bruce J. Byrnes
Title:	Senior Vice President, General Counsel and Chief Compliance Officer